                                                  ------------------------------
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                 STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Olivier                         Jan                  J.
________________________________________________________________________________
   (Last)                           (First)             (Middle)

     6400 E. Jackrabbit Rd.
________________________________________________________________________________
                                    (Street)

     Paradise Valley                  AZ                85253
________________________________________________________________________________
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     WhatsForFree Technologies, Inc.  WFFT
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year

     12/99
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


================================================================================
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)
          Chief Executive Officer
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by One Reporting Person
     [_]  Form filed by more than One Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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
Common Stock                          11/27/96       A3 (1)          2000*       A      N/A      2000           I    By Cactus
                                                                                                                     Consultants Inc
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          11/5/97        A3 (1)          21500**     A      N/A      23500          I    By Cactus
                                                                                                                     Consultants Inc
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          12/23/97       P               142**       A      .057                    I    By Cactus
                                                                                                                     Consultants Inc
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          12/31/97       A3 (1)          86962**     A      N/A      110604         I    By Cactus
                                                                                                                     Consultants Inc
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          2/18/98        A3 (1)          50000       A      N/A      160604         I    By Cactus
                                                                                                                     Consultants Inc
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          3/4/98         A3 (1)          20          A      N/A                     D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          3/4/98         A3 (1)          1           A      N/A      160625         I    By Cactus
                                                                                                                     Consultants Inc
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          4/2/98         A3 (1)          49500       A      N/A      210125         I    By Cactus
                                                                                                                     Consultants Inc
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          5/18/98        S               49500       D      2.273    160625         I    By Cactus
                                                                                                                     Consultants Inc
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          4/14/99        S               88000       D      3.295    72625          I    By Cactus
                                                                                                                     Consultants Inc
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

                                                                          (Over)
                                                                  SEC 1474(3-99)

Table II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Options*            .455     8/29/96  A         N/A   N/A    8/29/96  8/29/01  Common    1667    N/A      1667      D        N/A
                                                                               Stock
------------------------------------------------------------------------------------------------------------------------------------
Reload Options*(2)           8/29/96  A         N/A   N/A    (1)      8/29/01  Common    866     N/A      866       D        N/A
                                                                               Stock
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

(1) Award acquisition transaction that previously has not been reported

(2) The Option Granted on Line 1 of column 1 of this form was granted pursuant to the Company's 1996 Stock Incentive Plan and contains a Reload Option. The Reload Option will become exercisable on the date the last Optioned Share is acquired by the Optionee at an exercise price equal to the Fair Market Value of the Common Stock on such date

* Share amounts have been restated to reflect a 1 for 3 reverse stock split effective December 2, 1996 and a 1 for 100 reverse stock split effective January 17, 1998.

** Share amounts have been restated to reflect a 1 for 100 reverse stock split effective January 17, 1998.


/s/ Jan J. Olivier                                               3/15/00
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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